Exhibit 15.3

KPMG LLP	Tel +44 (0) 20 73111643
Audit	Fax +44 (0) 20 7311 3311
15 Canada Square	natalia.bottomley@kpmg.co.uk
London E14 5GL	Mobile +44 7738 014469
United Kingdom

Private & confidential
Securities and Exchange Commission	Your ref
Washington, D.C. 20549
United States of America	Our ref	cnb/slp/

24 May 2018

Dear Ladies and Gentlemen:

We have read the statements made by British Telecommunications plc (copy attached) included under Item 16F of Form 20-F dated 24 May, 2018 of British Telecommunications plc, and are in agreement with the statements contained in the last sentence of paragraphs 1 and 2, paragraph 5, and the first sentence in paragraph 6 on page 17 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Yours faithfully

/s/ KPMG

KPMG LLP

London, United Kingdom

24 May 2018

KPMG LLP
24 May 2018

Change in Registrant’s Certifying Accountant

ITEM 16F DISCLOSURE

PricewaterhouseCoopers LLP (“PwC”) was our auditor for the 2017/18 financial year and for prior financial years. KPMG LLP (“KPMG”) has been appointed as our auditor beginning with the 2018/19 financial year subject to approval by shareholders at the BT Group plc Annual General Meeting on 11 July 2018.

PwC and its predecessor firms have been our auditors since BT listed on the London Stock Exchange in 1984 and PwC’s reappointment had not been subject to a tender until 2017 when the BT Group plc Audit & Risk Committee recommended to the Board that an audit tender process be undertaken with a view to appointing a new auditor for the financial year 2018/19. PwC advised the BT Group plc Audit & Risk Committee on 11 April 2017 that it would not participate in the tender process and so effectively indicated that it would decline to stand for re-election after the completion of the 2017/18 audit for the purposes of Item 16F(a)(1)(i) of Form 20-F. In this regard, we note that PwC would only have been permitted to serve as our auditor until the end of the 2019/20 audit due to the auditor rotation rules in the United Kingdom. In June 2017, following the conclusion of the audit tender process, we announced that the Board had approved the proposed appointment of KPMG as auditor beginning with the 2018/19 financial year. KPMG will be engaged in such capacity, subject to shareholder approval at the BT Group plc Annual General Meeting on 11 July 2018.

PwC audited our financial statements for 2015/16 and 2016/17 as well as our 2017/18 financial statements included in this Form 20-F. None of the reports of PwC on those financial statements contained an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles.

During those fiscal years there were no disagreements with PwC, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to PwC’s satisfaction, would have caused PwC to make reference to the subject matter of the disagreement in connection with their reports. During such fiscal years there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F other than management concluded that there was a material weakness in internal control over financial reporting as at 31 March 2017 in respect of the Italian business as described on page 92 of the Annual Report 2018 incorporated herein by reference.

As part of our investigation into our Italian business, in October 2016, we engaged KPMG to conduct an independent review of the accounting practices in our Italian business. The investigation, which included our own review with support and oversight from our Legal, Governance & Compliance function and Freshfields Bruckhaus Deringer, revealed inappropriate behaviour in our Italian business, improper accounting practices and a complex set of improper sales, purchase, factoring and leasing transactions.

In 2017, KPMG and our internal investigation team, with support and oversight from our Legal, Governance & Compliance function and Freshfields Bruckhaus Deringer conducted an investigation of the systems and controls relating to our Italian business. This investigation

KPMG LLP
24 May 2018

resulted in the steps to improve our internal controls described in our Annual Report on Form 20-F for 2016/17 and in this Annual Report on Form 20-F.

We have provided KPMG with a copy of this disclosure in response to Item 16F and requested that KPMG provides us with a letter addressed to the Securities and Exchange Commission stating whether they agree with such disclosure. A copy of KPMG’s letter, dated 24 May 2018, is attached as Exhibit 15.3 to this Form 20-F.

We have provided PwC with a copy of this disclosure in response to Item 16F and requested that PwC provides us with a letter addressed to the Securities and Exchange Commission stating whether they agree with such disclosure. A copy of PwC’s letter, dated 24 May 2018, is attached as Exhibit 15.4 to this Form 20-F.

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